SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy New Orleans, Inc.
505 Magnolia Street
New Orleans, Louisiana 70119

This certificate is notice that the above named company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Revolving Line of Credit Master Promissory Note (the "Note").
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: $14,000,000.
4.

Rate of interest per annum of each security:

The Company may elect between a Prime Rate and a Libor Rate. The Prime Rate shall consist of the then-existing Citibank Index (as defined in the Note). The Libor Rate shall consist of the then-existing Libor (as defined in the Note) plus 125 basis points fixed for 30-, 60-, or 90-day periods, such periods being at the selection of the Company.

5.	Date of issue, renewal or guaranty of each security: July 6, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: April 6, 2005.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Hibernia National Bank.
9.	Collateral given with each security, if any: None at the date of issuance. The Company, in its sole discretion, may choose from time to time to pledge certain accounts receivable to secure the Note.
10.	Consideration received for each security: $14,000,000 line of credit with the holder of the Note.
11.

Application of proceeds of each security:

Borrowings under the $14,000,000 line of credit, together with other funds of the Company, will be used for the general business and corporate purposes of the Company.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b): X

b. the provisions contained in the fourth sentence of Section 6(b):

c. the provisions contained in any rule of the Commission other than Rule U-48:

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding:

The maximum principal amount of the Note, together with all other outstanding notes or drafts of a maturity of nine months or less, exclusive of days of grace, as to which the Company is primarily or secondarily liable, is $14,000,000, which is less than 5 per centum of $282,759,000, the total of the principal amount and par value of the other securities of the Company outstanding.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Not applicable.

ENTERGY NEW ORLEANS, INC.
By:/s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer

Date: July 7, 2004